SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from __________ To __________

Commission File No. 000-4491

FIRST TENNESSEE NATIONAL CORPORATION
SAVINGS PLAN AND TRUST
(Full Title of Plan)

FIRST TENNESSEE NATIONAL CORPORATION
(Issuer of Securities Held Pursuant to Plan)

165 MADISON AVENUE
MEMPHIS, TENNESSEE 38103
(Address of Principal Executive Office of Issuer and of Plan)

FIRST TENNESSEE NATIONAL CORPORATION SAVINGS PLAN AND TRUST FINANCIAL STATEMENTS AND SCHEDULES YEAR ENDED DECEMBER 31, 2002 TOGETHER WITH INDEPENDENT AUDITORS’ REPORT

FIRST TENNESSEE NATIONAL CORPORATION SAVINGS PLAN AND TRUST LIST OF EXHIBITS

Independent Auditors’ Report	Exhibit A

Financial Statements of the Plan:	Exhibit B
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Schedules of Investments:	Exhibit C
Fund A
Fund B
Fund C
Fund D
Fund E
Fund F

Schedules of Reportable Transactions:	Exhibit D
Fund C

EXHIBIT A

Independent Auditors’ Report

The Savings Plan Committee of
First Tennessee National Corporation:

We have audited the accompanying statements of net assets available for benefits of First Tennessee National Corporation Savings Plan and Trust (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Investments and Reportable Transactions are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 26, 2003

EXHIBIT B

FIRST TENNESSEE NATIONAL CORPORATION SAVINGS PLAN AND TRUST STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2002

	Fund A	Fund B	Fund C	Fund D	Fund E	Fund F	Combined
Investments (Fair Value):
Money market investments	$733,691	$2,520,205	$1,292,399	$48,988,980	$476,951	$122,187	$54,134,413
U.S. Treasury securities
and federal agencies	—	280,673	—	—	—	—	280,673
Other fixed income	—	870,585	—	—	—	—	870,585
Corporate stocks	—	3,330,062	310,431,463	—	—	—	313,761,525
Mutual funds	49,648,621	22,192,026	—	—	17,864,000	6,809,194	96,513,841
Other investments - REIT	—	14,868	—	—	—	—	14,868
Savings Plan loan account	—	14,509,858	—	—	—	—	14,509,858

Total investments	50,382,312	43,718,277	311,723,862	48,988,980	18,340,951	6,931,381	480,085,763
Other assets:
Cash	—	155,793	—	—	—		155,793
Receivables:
Employer contributions	8,899	2,769	63,084	10,422	5,646	2,139	92,959
Employee contributions	24,564	7,192	112,146	10,205	15,785	5,391	175,283
Interest	510	27,185	568	52,694	387	143	81,487
Dividends	28,018	13,754	2,589,695	—	—	—	2,631,467
Due (to)/from other funds	77,085	737,797	(2,069,841)	1,210,210	64,067	(19,318)	—
Other	—	—	—	—	—	—	—

Total other assets	139,076	944,490	695,652	1,283,531	85,885	(11,645)	3,136,989
Less liabilities:
Overdraft	201,613	—	805,256	327,535	66,474	24,369	1,425,247
Accounts payable	19,482	860,834	195,428	10,659	5,128	2,392	1,093,923

Total liabilities	221,095	860,834	1,000,684	338,194	71,602	26,761	2,519,170

Participants’ equity	$50,300,293	$43,801,933	$311,418,830	$49,934,317	$18,355,234	$6,892,975	$480,703,582

The accompanying notes are an integral part of this statement. F-1

FIRST TENNESSEE NATIONAL CORPORATION SAVINGS PLAN AND TRUST STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2001

	Fund A	Fund B	Fund C	Fund D	Fund E	Fund F	Combined
Investments (Fair Value):
Money market investments	$691,418	$1,884,585	$1,931,838	$39,018,322	$207,727	$63,759	$43,797,649
U.S. Treasury securities
and federal agencies	—	302,754	—	—	—	—	302,754
Other fixed income	—	752,203	—	—	—	—	752,203
Corporate stocks	—	5,563,917	332,587,344	—	—	—	338,151,261
Mutual funds	60,849,629	16,594,794	—	—	14,766,833	5,869,207	98,080,463
Savings Plan loan account	—	13,201,307	—	—	—	—	13,201,307

Total investments	61,541,047	38,299,560	334,519,182	39,018,322	14,974,560	5,932,966	494,285,637
Other assets:
Cash	—	239,075	—	—	—	—	239,075
Receivables:
Employer contributions	12,374	2,172	34,914	5,589	6,442	2,927	64,418
Employee contributions	32,299	5,970	78,282	9,155	18,147	7,933	151,786
Interest	1,396	25,694	1,589	69,408	391	140	98,618
Dividends	33,063	15,255	2,293,115	—	—	—	2,341,433
Due (to)/from other funds	(155,925)	573,841	(1,739,402)	1,025,955	292,853	2,678	—
Other	—	41	—	—	—	—	41

Total other assets	(76,793)	862,048	668,498	1,110,107	317,833	13,678	2,895,371
Less liabilities:
Overdraft	535,655	—	1,316,806	502,025	202,560	40,041	2,597,087
Accounts payable	23,857	861,568	187,227	11,929	9,543	—	1,094,124

Total liabilities	559,512	861,568	1,504,033	513,954	212,103	40,041	3,691,211

Participants’ equity	$60,904,742	$38,300,040	$333,683,647	$39,614,475	$15,080,290	$5,906,603	$493,489,797

The accompanying notes are an integral part of this statement. F-2

FIRST TENNESSEE NATIONAL CORPORATION SAVINGS PLAN AND TRUST STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2002

	Fund A	Fund B	Fund C	Fund D	Fund E	Fund F	Combined
Participants’ equity on December 31, 2001	$60,904,742	$38,300,040	$333,683,647	$39,614,475	$15,080,290	$5,906,603	$493,489,797

Additions:
Investment income:
Interest	11,254	1,935,976	29,091	736,196	4,770	1,875	2,719,162
Dividends	564,348	114,632	9,215,657	—	217,484	67,929	10,180,050

Total investment income	575,602	2,050,608	9,244,748	736,196	222,254	69,804	12,899,212

Employer contributions	479,306	99,369	2,293,782	631,443	228,128	102,008	3,834,036
Matching employer contributions	967,311	260,275	5,473,731	328,705	573,085	257,496	7,860,603
Employee contributions	4,209,503	1,070,662	15,114,400	1,393,640	2,375,347	1,004,826	25,168,378
Rollover contributions	539,106	282,870	924,520	543,222	398,950	176,067	2,864,735
Realized net gain/(loss) on securities
distributed to participants	—	37,530	129,669	—	—	—	167,199
Other income	—	—	264	—	—	—	264

Total additions	6,770,828	3,801,314	33,181,114	3,633,206	3,797,764	1,610,201	52,794,427

Deductions:
Employee withdrawals	3,799,116	3,411,247	23,292,761	6,047,028	1,284,800	587,393	38,422,345
Transfers	(4,038,170)	(6,667,091)	28,739,740	(12,785,653)	(4,247,021)	(1,001,805)	—
Realized net (gain)/loss on investments	39,348	1,017,828	(794,833)	—	4,802	(1,571)	265,574
Unrealized depreciation on investments	17,454,530	426,430	3,176,782	—	3,435,273	1,019,064	25,512,079
Other expenses	120,453	111,007	1,031,481	51,989	44,966	20,748	1,380,644

Total deductions	17,375,277	(1,700,579)	55,445,931	(6,686,636)	522,820	623,829	65,580,642

Net additions/(deductions)	(10,604,449)	5,501,893	(22,264,817)	10,319,842	3,274,944	986,372	(12,786,215)

Participants’ equity on December 31, 2002	$50,300,293	$43,801,933	$311,418,830	$49,934,317	$18,355,234	$6,892,975	$480,703,582

The accompanying notes are an integral part of this statement. F-3

FIRST TENNESSEE NATIONAL CORPORATION
SAVINGS PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

NOTE 1 - REPORTING AND ACCOUNTING POLICIES

The Plan
The First Tennessee National Corporation Savings Plan and Trust (the “Plan”), employer identification number 62-0985474, Plan number 002, is a defined contribution 401(k) plan. The Plan is administered by the Savings Plan Committee consisting of not less than three participants appointed by the Board of Directors of First Tennessee National Corporation (the “Corporation”). First Tennessee Bank National Association (“FTBNA”), the Corporation’s primary affiliate, is the Custodian and Trustee of the Plan.

Full-time employees of the Corporation are eligible for participation in the Plan immediately. Part-time employees have a one-year waiting period.

The Trustee maintains the assets of the Plan as six separate funds: (1) shares of equity mutual funds including shares of First Funds Growth and Income Portfolio or primarily common stock, convertible preferred stock, and other equity securities of a like nature of United States-based issuers, in accordance with the Trustee’s investment policy (“Fund A”); (2) shares of fixed income mutual funds including shares of First Funds Bond Portfolio or primarily fixed income securities including U.S. Treasury bills, notes and bonds, U.S. Government obligations, investment grade corporate bonds, and other fixed income securities of a like nature of United States-based issuers, in accordance with the Trustee’s investment policy (“Fund B”); (3) as of December 2001, the company stock fund was converted to a non leveraged employee stock ownership plan (ESOP) (“Fund C”); (4) money market instruments maturing in one year or less from the date of acquisition as the same may be defined by the Trustee’s investment policy, including shares of other money market funds used by the Trustee (“Fund D”); (5) medium and/or small capitalization equity mutual funds including shares of First Funds Capital Appreciation Fund or primarily common stock, preferred stock, and bonds and debentures convertible into common stock of medium and/or small capitalization United States-based issuers, in accordance with the Trustee’s investment policy (“Fund E”); and (6) primarily equity securities of issuers domiciled outside of the United States, including developing countries or shares of equity mutual funds having an investment objective to invest in equity securities of issuers domiciled outside the United States, including developing countries, in accordance with the Trustee’s investment policy (“Fund F”). The basic provisions of the Plan allow the participants to elect the funds in which to invest their account balances. Additionally, participants can elect to borrow from their accounts by transferring amounts from any or all of the six funds into a Plan loan account. These borrowings are obligations of the participant and are limited to a calculated portion of the individual’s Plan account balance. Repayment of the borrowed amount, including interest charges, must be returned to the individual’s account, and are distributed to the funds designated by the employee. On December 31, 2002, loans to 1,921 participants, totaling $14,509,858 were included in the Plan account. Loans to 1,820 participants totaled $13,201,307 on December 31, 2001. These amounts have been included in Fund B in the financial statements.

In the event of termination of employment, the participant is entitled to full distribution of his or her account. The Plan also provides for loans from participants’ accounts and emergency and other withdrawals of account balances prior to termination of service. Distribution of account balances may be made in the form of the Corporation’s common stock or in cash, which may be paid in a lump sum or in installment payments.

At December 31, 2002, participants in Funds A, B, C, D, E, and F numbered 4,756; 2,810; 8,717; 6,252; 2,852; and 1,991, respectively. Pursuant to the Plan document, certain retirees are allowed to segregate and direct the

F-4

FIRST TENNESSEE NATIONAL CORPORATION
SAVINGS PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

NOTE 1 - REPORTING AND ACCOUNTING POLICIES (Continued)

investment of their accounts and defer payments. These accounts are included in Fund B and may include equity funds as well as debt funds.

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Investment Valuation
Investments in common and preferred stocks and corporate bonds are valued at the last reported sales price on the last business day of the year. Stocks traded “over the counter;” U.S. Treasury notes and bonds; and U.S. Agency securities are valued at the mean of the bid and ask prices on the last business day of the year. U.S. Treasury bills are stated at cost adjusted for amortized discounts and premiums. The investment funds in Funds A and B are valued at the fair value of the underlying instruments. The Plan loan account is valued at the outstanding principal balance.

The Plan provides for investments that are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Contributions
Under the Corporation’s Flexible Benefits Plan, an amount based upon the employee’s salary and length of service is contributed during the year into a flexible benefits plan account for each eligible employee. The employee may then direct that all, a portion or none of the employer contribution be allocated to his or her Plan account.

A participant may contribute up to 25% of his or her compensation to the Plan, and could elect to defer Federal income taxes on a portion (the pre-tax contribution) of his or her contribution, subject to regulatory regulations. The Corporation makes a matching contribution equal to 50% of each First Horizon Home Loan Corporation participant’s pre-tax personal contributions of up to 6% of compensation. For employees other than First Horizon Home Loan Corporation employees the Corporation makes a matching contribution equal to 50% of each participant’s pre-tax personal contributions of up to 6% of compensation allocated to Fund C. As of January 1, 2001, employees of First Tennessee must have completed one year of service before they are eligible to receive the 50% employer matching. Participants are 100% vested in employer contributions.

Loans
Savings plan loans made to employees are made at a rate equal to the base commercial rate charged by FTBNA. For 2002, the rates charged were between 4.25% and 4.75%. Loans are repaid in 13 to 127 biweekly installments; however, the repayment period can be extended to 257 biweekly payments if the loan is for the purchase, construction or reconstruction of a primary residence.

Other
Purchases and sales of securities are reflected on a trade-date basis, and the average cost method is used in determining gains and losses resulting from sales.

Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

F-5

FIRST TENNESSEE NATIONAL CORPORATION
SAVINGS PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

NOTE 1 - REPORTING AND ACCOUNTING POLICIES (Continued)

In accordance with the policy of stating investments at fair value, net unrealized appreciation or depreciation for the year is reflected in the statement of changes in net assets available for benefits.

Pervasiveness of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

The Plan meets the requirements of Section 401(a) of the Internal Revenue Code (“the Code”) and is exempt from Federal income tax under Section 501(a) of the Code. The Internal Revenue Service has determined and informed the Corporation by a letter dated October 24, 2002, that the Plan is designed in accordance with applicable sections of the Code. The determination letter was applicable for amendments adopted August 20, 1993, December 21, 1993, May 2, 1994, December 19, 1995, January 16, 1996, September 16, 1996, October 23, 1996, April 15,1997, September 15, 1997, December 16, 1998, June 17, 1998, September 24, 1998, October 18, 2000, December 18, 2000, and December 14, 2001. The Plan was amended again on April 16, 2002, and October 15, 2002; however, the Plan’s management believes that the Plan remains in compliance with the applicable requirements of the Code.

NOTE 3 - INVESTMENTS

The unrealized appreciation/(depreciation) of investments, as reflected in the 2002 statement of changes in net assets available for benefits, is calculated as follows:

For the Year Ended December 31, 2002
Investments at fair value, beginning of year	$494,285,637
Purchases at cost	144,413,868
Sales at adjusted fair value	(133,101,663)

Adjusted fair value, end of year	505,597,842
Investments at fair value, end of year	480,085,763

Unrealized depreciation for the year	$(25,512,079)

The fair value of individual investments that represent 5% or more of the Plan’s total net assets as of December 31, 2002 and 2001, is as follows:

2002:
First Tennessee National Corporation Common Stock	$311,674,017
Fidelity Institutional Cash U.S. Government Portfolio	54,134,413
First Funds Growth and Income Portfolio Class I	50,605,965
2001:
First Tennessee National Corporation Common Stock	$334,547,233
Fidelity Institutional Cash U.S. Government Portfolio	43,797,649
First Funds Growth and Income Portfolio Class I	61,572,501

F-6

FIRST TENNESSEE NATIONAL CORPORATION
SAVINGS PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

NOTE 4 - RELATED PARTIES

The Custodian receives a Trustee’s fee from the Plan in accordance with its normal fee schedule. Trustee fees totaled approximately $853,000 in 2002.

NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2002
Net assets available for benefits per the
Financial statements	$480,703,582
Employee withdrawals payable	704,081

Net assets available for benefits per the Form 5500	$479,999,501

Employee withdrawals payable is recorded as a liability in the Plan’s Form 5500. However, this amount is not recorded as a liability in the accompanying statement of net assets available for benefits in accordance with accounting principles generally accepted in the United States.

The following is a reconciliation of employee withdrawals per the financial statements to the Form 5500:

For the Year Ended December 31, 2002
Employee withdrawals per the financial statements	$38,422,345
Change in employee withdrawals payable	(2,594,449)

Employee withdrawals per the Form 5500	$35,827,896

F-7

EXHIBIT C

FIRST TENNESSEE NATIONAL CORPORATION SAVINGS PLAN AND TRUST - FUND A SCHEDULE OF INVESTMENTS DECEMBER 31, 2002

	Units/ Par Value	Historical Cost	Market Value
Money market investments - 1.456%:
Fidelity Institutional Cash U.S. Government Portfolio	$733,691	$733,691	$733,691

Mutual funds - 98.544%:
First Funds Growth and Income Portfolio Class I*	3,521,178	66,241,727	49,648,621

Total investments		$66,975,418	$50,382,312

*Transactions in this fund qualify as party-in-interest transactions. The accompanying notes are an integral part of this schedule. F-8

FIRST TENNESSEE NATIONAL CORPORATION SAVINGS PLAN AND TRUST - FUND B SCHEDULE OF INVESTMENTS DECEMBER 31, 2002

	Units/ Par Value	Historical Cost	Market Value
Money market investments - 5.768%:
Fidelity Institutional Cash U.S. Government Portfolio	$2,520,205	$2,520,205	$2,520,205

U.S. Treasury securities & federal agencies - .642%:
FHLMC MTN, 10.000%, due 12/1/10	$433	441	486
FHLMC, 7.000%, due 3/15/10	25,000	23,888	29,984
FHLMC MTN, 6.25%, due 7/25/17	25,000	25,000	25,518
FHLB note, 7.250%, due 5/13/05	50,000	51,845	56,157
FHLB note, 6.000%, due 2/16/16	130,000	127,869	147,590
FHLB note, 6.25%, due 2/6/12	20,000	20,000	20,938

	$250,433	249,043	280,673

Other fixed income - 1.993%:
American Home Products note, 7.900%, due 2/15/05	$40,000	39,922	44,237
AON Corp. note, 6.900%, due 7/01/04	50,000	49,935	51,071
Bankboston Corporation note, 6.375%, due 3/25/08	50,000	47,064	54,725
Bankboston Corporation note, 6.625%, due 2/01/04	25,000	25,659	26,051
Bell Atlantic Finl Serv MTN, 7.600%, due 3/15/07	25,000	24,937	28,512
Capital One Bank note, 6.650%, due 3/15/04	30,000	28,725	29,676
CIT Group Inc. note, 7.500%, due 11/14/03	50,000	51,750	51,978
CNA Financial Corp. note, 6.250%, due 11/15/03	50,000	48,335	49,820
Genl Motors Accept Corp note, 6.750%, due 1/15/06	50,000	50,235	51,781
GTE Corporate Debt note, 6.360%, due 4/15/06	50,000	49,888	53,994
GTE of the North note, 6.900%, due 11/1/08	50,000	49,868	56,787
Guidant Corp. note, 6.150%, due 2/15/06	50,000	45,885	54,192
Interpublic Group North note, 7.875%, due 10/15/05	50,000	49,853	47,716
IOS Capital Inc. note, 9.750%, due 6/15/04	50,000	51,000	50,857
Morgan Stanley Dean Witter note, 7.750%, due 6/15/05	25,000	25,000	27,893
PraxAir Inc. note, 6.150%, due 4/15/03	25,000	25,556	25,300
Safeway Inc. note, 6.850%, due 9/15/04	50,000	49,941	53,261
Sun Canada Financial Co. note, 6.625%, due 12/15/07	25,000	24,500	27,233
TCI Communications Inc. note, 6.375%, due 5/1/03	25,000	24,313	25,002
Trans. Canada Pipeline Deb., 8.625%, due 5/15/12	25,000	24,859	31,014
Vodafone Group PLC note, 7.750% due 2/15/10	25,000	24,845	29,485

	$820,000	812,070	870,585

Other investments - .034%:
Equity Office Properties Trust REIT	300	9,048	7,494
Equity Residential REIT	300	7,716	7,374

	600	16,764	14,868

The accompanying notes are an integral part of this schedule. F-9

FIRST TENNESSEE NATIONAL CORPORATION SAVINGS PLAN AND TRUST - FUND B SCHEDULE OF INVESTMENTS (CONTINUED) DECEMBER 31, 2002

	Units/ Par Value	Historical Cost	Market Value
Mutual funds - 50.791%
Calamos Growth - A	634	$23,500	$19,941
Diamonds Trust Series 1	6,291	549,896	525,362
Dodge & Cox Balanced	163	10,200	9,909
Fidelity Diversified International	827	15,474	14,185
Fidelity Japan	635	11,509	5,350
Fidelity Low Priced Stock	114	3,000	2,868
Fidelity Spartan US Equity Index	461	21,811	14,351
First Funds Bond Portfolio Class I*	1,969,413	19,783,783	20,206,099
First Funds Growth & Income Portfolio Class I*	67,897	1,123,804	957,344
Ishares Russell 2000 Index	2,875	224,681	217,954
Janus Growth & Income	827	27,697	19,297
Julius Baer International Equity	733	17,529	14,467
Legg Mason Value	615	38,720	24,966
Longleaf Partners Small Cap	709	16,144	14,416
Oakmark Equity & Income CL-I	555	10,000	9,978
Vanguard Capital Opportunity 111	541	14,016	9,198
Vanguard Institutional Index	458	53,284	36,874
Vanguard Small Cap Index	901	19,705	14,118
Vanguard Total Stock Market Index - A	703	20,063	14,113
Vanguard US Growth	1,002	37,703	12,080
Vanguard Wellington Income	400	10,087	9,821
Weitz Series - Value Pt	887	30,291	24,771
William Blair International Growth	1,109	18,500	14,564

	2,058,750	22,081,397	22,192,026

Corporate stocks - 7.621%:
A T Cross	1,000	33,016	5,350
AFLAC Corporation	700	18,591	21,084
American International Group	1,050	79,347	60,743
Avon Products Inc.	1,050	41,528	56,564
Capital One Financial Corp.	200	8,814	5,944
Cisco Systems	2,450	48,532	32,095
Colgate Palmolive Co.	200	2,474	10,486
Comcast Corp. CL A Special	450	17,460	10,166
Costco Wholesale Corp.	1,600	58,287	44,896

*Transactions in this fund qualify as party-in-interest transactions. The accompanying notes are an integral part of this schedule. F-10

FIRST TENNESSEE NATIONAL CORPORATION SAVINGS PLAN AND TRUST - FUND B SCHEDULE OF INVESTMENTS (CONTINUED) DECEMBER 31, 2002

	Units/ Par Value	Historical Cost	Market Value
Corporate stocks - 7.621% continued:
Deltic Timber Corp.	571	$5,035	$15,246
Dow Jones & Co.	1,000	31,033	43,230
Duke Energy Corp.	100	2,574	1,954
E M C Corp Mass	1,000	3,825	6,140
Electronic Data Systems	90	3,314	1,659
First Tennessee National Corporation*	34,573	309,512	1,242,554
Fleet Boston Financial Corporation	650	9,566	15,795
Freddie Mac	1,500	68,094	88,575
General Electric	400	11,307	9,740
Home Depot	425	12,310	10,208
Intel Corp.	450	20,555	7,006
JP Morgan Chase & Co.	1,020	27,072	24,480
McData Corporation - A	34	52	241
Medtronic	925	36,768	42,180
Merrill Lynch & Co.	12,500	36,795	474,375
Microsoft Corp.	150	9,281	7,755
Miller Herman Inc.	4,000	24,006	73,600
Murphy Oil Corp.	4,000	39,674	171,400
Nasdaq-100	8,442	224,828	205,731
Omnicom Group, Inc	700	42,346	45,220
Parametric Technology Corp.	1,384	48,264	3,488
Pepsico	100	2,961	4,222
Pfizer, Inc.	300	10,527	9,171
Pharmacia Corporation	200	8,372	8,360
Progress Energy, Inc.	100	4,691	4,335
Qualcomm Corp.	150	5,097	5,458
Schering Plough Corp.	700	8,984	15,540
ServiceMaster Company	6,750	54,954	74,925
Standard & Poors Depository Receipts Tr Ser 1	1,614	149,957	142,403
SuperValue Inc.	4,000	38,438	66,040
Teco Energy, Inc.	300	7,437	4,641
Texas Instruments, Inc.	675	10,658	10,132
Verizon Communications	366	13,244	14,182
Viacom Inc. - CL B	1,500	87,390	61,140
Vodafone Group PLC-SP ADR	1,250	14,284	22,650
Wells Fargo Company	1,575	59,672	73,820
Wyeth	300	15,362	11,220
XL Capital LTD - CL A	800	57,703	61,800
Zimmer Holdings, Inc.	51	846	2,118

	103,345	1,824,837	3,330,062

Savings Plan loan accounts - 33.151%	2,994	14,509,858	14,509,858

Total investments		$42,014,174	$43,718,277

*Transactions in this investment qualify as party-in-interest transactions. The accompanying notes are an integral part of this schedule. F-11

FIRST TENNESSEE NATIONAL CORPORATION SAVINGS PLAN AND TRUST - FUND C SCHEDULE OF INVESTMENTS DECEMBER 31, 2002

	Units/ Par Value	Historical Cost	Market Value
Money market investments - .415%:
Fidelity Institutional Cash U.S. Government Portfolio	$1,292,399	$1,292,399	$1,292,399

Corporate stocks - 99.585%:
First Tennessee National Corporation*	8,637,492	95,154,958	310,431,463

Total investments		$96,447,357	$311,723,862

*Transactions in this investment qualify as party-in-interest transactions. The accompanying notes are an integral part of this schedule. F-12

FIRST TENNESSEE NATIONAL CORPORATION SAVINGS PLAN AND TRUST - FUND D SCHEDULE OF INVESTMENTS DECEMBER 31, 2002

	Units/ Par Value	Historical Cost	Market Value
Money market investments - 100.000%:
Fidelity Institutional Cash U.S. Government Portfolio	$48,988,980	$48,988,980	$48,988,980

Total investments		$48,988,980	$48,988,980

The accompanying notes are an integral part of this schedule. F-13

FIRST TENNESSEE NATIONAL CORPORATION SAVINGS PLAN AND TRUST - FUND E SCHEDULE OF INVESTMENTS DECEMBER 31, 2002

	Units/ Par Value	Historical Cost	Market Value
Money market investments -2.600%:
Fidelity Institutional Cash U.S. Government Portfolio	$476,951	$476,951	$476,951

Mutual funds - 97.400%:
Fidelity Low Priced Stock	420,859	10,542,516	10,593,012
Franklin Small CAP Growth	331,252	9,264,298	7,270,988

	752,111	19,806,814	17,864,000

Total investments		$20,283,765	$18,340,951

The accompanying notes are an integral part of this schedule. F-14

FIRST TENNESSEE NATIONAL CORPORATION SAVINGS PLAN AND TRUST - FUND F SCHEDULE OF INVESTMENTS DECEMBER 31, 2002

	Units/ Par Value	Historical Cost	Market Value
Money market investments - 1.763%:
Fidelity Institutional Cash U.S. Government Portfolio	$122,187	$122,187	$122,187

Mutual funds - 98.237%:
American EuroPacific Growth	204,481	6,020,370	4,696,934
Scudder International	69,574	3,259,479	2,112,260

	274,055	9,279,849	6,809,194

Total investments		$9,402,036	$6,931,381

The accompanying notes are an integral part of this schedule. F-15

EXHIBIT D

FIRST TENNESSEE NATIONAL CORPORATION SAVINGS PLAN AND TRUST - FUND C SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 2002

	Purchased or Received	Sold or Distributed	Net Gain
Money market investments:
Fidelity Institutional Cash U.S. Government
Portfolio	$44,946,372	$45,585,810	$—

Corporate stocks:
First Tennessee National Corporation*	7,141,105	$27,044,706	$924,502

*Transactions in this investment qualify as party-in-interest transactions. The accompanying notes are an integral part of this schedule. F-16

EXHIBITS

The following documents are filed as exhibits to this Form 11-K:

1.	Consent of Accountants.

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee of the First Tennessee National Corporation Savings Plan and Trust (“Plan”) has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

FIRST TENNESSEE NATIONAL CORPORATION SAVINGS PLAN AND TRUST

Date: June 27, 2003	By:	/s/ Sarah L Meyerrose ———————————————— Sarah L. Meyerrose Executive Vice President-Corporate and Employee Services and Chairperson of Savings Plan Committee

EXHIBIT INDEX

Item	Description
1.	Consent of Accountants

Independent Auditors’ Consent

We consent to the incorporation by reference of our report dated June 26, 2003, into the previously filed Registration Statement (No. 33-63809) on Form S-8 of First Tennessee National Corporation, relating to the statements of net assets available for plan benefits of the First Tennessee National Corporation Savings Plan and Trust (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002, which report appears in the Plan’s Annual Report on Form 11-K for the year ended December 31, 2002.

/s/ KPMG LLP

June 27, 2003